Exhibit 99.3

CHINA LODGING GROUP, LIMITED
(Incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: HTHT)

Form of Proxy for Annual General Meeting
to Be Held on December 13, 2017
(or any adjourned meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of China Lodging Group, Limited, a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.0001 per share, of the Company (the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at No. 2266, Hongqiao Road, Changning District, Shanghai, People’s Republic of China on December 13, 2017 at 10:00 a.m. (local time), and at any adjourned meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on November 2, 2017 (the “Record Date”) are entitled to notice of and to vote at the AGM. In respect of the matter requiring shareholders’ vote at the AGM, each Ordinary Share is entitled to one vote. The quorum of the AGM is one shareholder holding no less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote at the AGM. This Form of Proxy and the accompanying AGM Notice will be first mailed to the shareholders of the Company on or about November 9, 2017.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at the offices of Cricket Square, Hutchins Drive, P.O. box 2681, Grand Cayman, KY1-1111, Cayman Islands, with a copy delivered to its offices at No. 2266, Hongqiao Road, Changning District, Shanghai 200336, People's Republic of China, or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s offices (to the attention of: Hu Yan) at No. 2266, Hongqiao Road, Changning District, Shanghai 200336, People's Republic of China as soon as possible so that it is received by the Company no later than 48 hours before the time of the AGM.

CHINA LODGING GROUP, LIMITED
(Incorporated in the Cayman Islands with limited liability)
(Nasdaq Ticker: HTHT)

Form of Proxy for Annual General Meeting
to Be Held on December 13, 2017
(or any adjourned meeting thereof)

I/We                                     of                                                    , being the registered holder of                                          ordinary shares 1, par value US$0.0001 per share, of China Lodging Group, Limited (the “Company”), hereby appoint the Chairman of the Annual General Meeting 2 or                                          of                                                               as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned meeting thereof) of the Company to be held at No. 2266, Hongqiao Road, Changning District, Shanghai, People’s Republic of China, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit 3.

No.	RESOLUTION	FOR [3]	AGAINST [3]	ABSTAIN [3]
1.	The resolution as set out in Item 1 of the Notice of Annual General Meeting regarding the appointment of Deloitte Touche Tohmatsu CPA Ltd as auditor of the Company.

Dated , 2017	Signature(s) [4] ________________________

[1]	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]	If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

[3]	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.